Q1 FY2023
ENDAVA ANNOUNCES FIRST QUARTER FISCAL YEAR 2023 RESULTS

Q1 FY2023
33.0% Year on Year Revenue Growth to £196.2 million
25.9% Revenue Growth at Constant Currency
IFRS diluted EPS £0.55 compared to £0.36 in the prior year comparative period
Adjusted diluted EPS £0.54 compared to £0.49 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended September 30, 2022, the first quarter of its 2023 fiscal year ("Q1 FY2023").

“Endava reported another solid quarter for Q1 FY2023 as demand for our services across all regions and verticals in which we operate remains strong, despite the global macroeconomic uncertainty,” said John Cotterell, Endava's CEO. "Clients continue to choose Endava for their digital transformation as they value our ideation to production services. Demand from new and existing clients continued to drive revenue growth in the quarter, leading to a revenue increase of 25.9% in constant currency for Q1 FY2023.”

FIRST QUARTER FISCAL YEAR 2023 FINANCIAL HIGHLIGHTS:
•Revenue for Q1 FY2023 was £196.2 million, an increase of 33.0% compared to £147.5 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure)* was 25.9% for Q1 FY2023, compared to 60.8% in the same period in the prior year.
•Profit before tax for Q1 FY2023 was £38.6 million, compared to £24.9 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q1 FY2023 was £39.5 million, compared to £34.8 million in the same period in the prior year, or 20.1% of revenue, compared to 23.6% of revenue in the same period in the prior year.
•Profit for the period was £31.7 million in Q1 FY2023, resulting in a diluted EPS of £0.55, compared to profit of £20.5 million and diluted EPS of £0.36 in the same period in the prior year.

Q1 FY2023
•Adjusted profit for the period (a non-IFRS measure)* was £31.3 million in Q1 FY2023, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.54, compared to adjusted profit for the period of £28.3 million and adjusted diluted EPS of £0.49 in the same period in the prior year.

CASH FLOW:
•Net cash from operating activities was £25.2 million in Q1 FY2023, compared to £19.9 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £21.8 million in Q1 FY2023, compared to £16.5 million in the same period in the prior year.
•At September 30, 2022, Endava had cash and cash equivalents of £182.4 million, compared to £162.8 million at June 30, 2022.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”

OTHER METRICS FOR THE QUARTER ENDED SEPTEMBER 30, 2022:
•Headcount reached 12,065 at September 30, 2022, with 10,956 average operational employees in Q1 FY2023, compared to a headcount of 9,616 at September 30, 2021 and 8,483 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve month basis was 140 at September 30, 2022, compared to 93 at September 30, 2021.
•Top 10 clients accounted for 33% of revenue in Q1 FY2023, compared to 36% in the same period in the prior year.
•By geographic region, 35% of revenue was generated in North America, 22% was generated in Europe, 40% was generated in the United Kingdom and 3% was generated in the rest of the world in Q1 FY2023. This compares to 36% in North America, 20% in Europe, 41% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•By industry vertical, 52% of revenue was generated from Payments and Financial Services, 23% from TMT and 25% from Other in Q1 FY2023. This compares to 50% from Payments and Financial Services, 25% from TMT and 25% from Other in the same period in the prior year.

Q1 FY2023

OUTLOOK:
Second Quarter Fiscal Year 2023:
Endava expects revenues will be in the range £204.0 million to £206.0 million, representing constant currency revenue growth of between 23.0% and 24.0%. Endava expects adjusted diluted EPS to be in the range of £0.56 to £0.58 per share.

Full Fiscal Year 2023:
Endava expects revenues will be in the range of £843.0 million to £852.0 million, representing constant currency growth of between 23.0% and 24.0%. Endava expects adjusted diluted EPS to be in the range of £2.37 to £2.42 per share.

This above guidance for Q2 Fiscal Year 2023 and the Full Fiscal Year 2023 assumes the exchange rates at the end of October 2022 (when the exchange rate was 1 British Pound to 1.16 US Dollar and 1.16 Euro).

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q2 FY2023 or FY2023 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange (gains)/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, November 15, 2022, to review its Q1 FY2023 results. To participate in Endava’s Q1 FY2023 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call

Q1 FY2023
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Tuesday, December 13, 2022.

ABOUT ENDAVA PLC:
Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of September 30, 2022, 12,065 Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery locations in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia and Uruguay.

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended September 30, 2021 were used to convert revenue for the fiscal quarter ended September 30, 2022 and the revenue for the comparable prior period.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired

Q1 FY2023
intangible assets, realised and unrealised foreign currency exchange (gains)/losses and fair value movement of contingent consideration, all of which are non-cash items. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the second fiscal quarter of fiscal year 2023 and the full fiscal year 2023. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to:

Q1 FY2023
Endava’s business, results of operations and financial condition may be negatively impacted by the COVID 19 pandemic and the Russia-Ukraine armed conflict or if general economic conditions in Europe, the United States or the global economy worsen; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to maintain an effective system of disclosure controls and internal control over financial reporting; and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report filed with the SEC on October 31, 2022. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q1 FY2023
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended September 30
	2022	2021
	£’000	£’000
REVENUE	196,169	147,465
Cost of sales
Direct cost of sales	(122,971)	(89,486)
Allocated cost of sales	(5,783)	(5,290)
Total cost of sales	(128,754)	(94,776)
GROSS PROFIT	67,415	52,689
Selling, general and administrative expenses	(38,878)	(27,643)
Net impairment (losses) / gains on financial assets	(1,304)	(1,161)
OPERATING PROFIT	27,233	23,885
Net Finance income / (expense)	11,335	1,037
PROFIT BEFORE TAX	38,568	24,922
Tax on profit on ordinary activities	(6,840)	(4,377)
PROFIT FOR THE PERIOD	31,728	20,545
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	7,980	2,049
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	39,708	22,594

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	56,705,849	55,649,000
Weighted average number of shares outstanding - Diluted	58,128,971	57,792,616
Basic EPS (£)	0.56	0.37
Diluted EPS (£)	0.55	0.36

Q1 FY2023
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2022	June 30, 2022	September 30, 2021(1)
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	152,604	145,916	128,165
Intangible assets	56,354	56,189	60,601
Property, plant and equipment	23,460	21,260	15,484
Lease right-of-use assets	59,490	50,818	55,130
Deferred tax assets	19,611	17,218	25,335
Financial assets	2,793	2,276	225
TOTAL	314,312	293,677	284,940
ASSETS - CURRENT
Trade and other receivables	190,760	162,671	141,511
Corporation tax receivable	2,940	2,309	864
Financial assets	346	392	565
Cash and cash equivalents	182,395	162,806	82,034
TOTAL	376,441	328,178	224,974
TOTAL ASSETS	690,753	621,855	509,914
LIABILITIES - CURRENT
Lease liabilities	12,945	11,898	13,007
Trade and other payables	102,244	98,252	85,866
Corporation tax payable	11,878	3,477	7,526
Contingent consideration	1,340	4,183	5,904
Deferred consideration	12,401	10,604	5,094
TOTAL	140,808	128,414	117,397
LIABILITIES - NON CURRENT
Lease liabilities	51,321	43,999	47,548
Contingent consideration	3,040	4,331	—
Deferred tax liabilities	10,507	10,826	9,667
Deferred consideration	—	1,062	4,633
Other liabilities	512	500	209
TOTAL	65,380	60,718	62,057
EQUITY
Share capital	1,135	1,135	1,114
Share premium	9,173	9,152	247
Merger relief reserve	30,003	30,003	30,003
Retained earnings	441,943	398,102	310,801
Other reserves	2,466	(5,514)	(11,550)
Investment in own shares	(155)	(155)	(155)
TOTAL	484,565	432,723	330,460
TOTAL LIABILITIES AND EQUITY	690,753	621,855	509,914

Q1 FY2023

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30
	2022	2021
	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	31,728	20,545
Income tax charge	6,840	4,377
Non-cash adjustments	6,099	14,742
Tax paid	(1,610)	(2,233)
Net changes in working capital	(17,821)	(17,522)
Net cash from operating activities	25,236	19,909

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(3,443)	(3,562)
Proceeds from disposal of non-current assets	19	112
Payment for acquisition of subsidiary, net of cash acquired	—	(611)
Interest received	365	9
Net cash used in investing activities	(3,059)	(4,052)

FINANCING ACTIVITIES
Proceeds from sublease	145	135
Repayment of lease liabilities	(3,099)	(3,801)
Interest paid	(217)	(249)
Grant received	—	1
Issue of shares	21	—
Net cash (used in)/from financing activities	(3,150)	(3,914)
Net change in cash and cash equivalents	19,027	11,943

Cash and cash equivalents at the beginning of the period	162,806	69,884
Exchange differences on cash and cash equivalents	562	207
Cash and cash equivalents at the end of the period	182,395	82,034

Q1 FY2023
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Three Months ended September 30
	2022	2021
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	33.0%	55.0%
Foreign exchange rates impact	(7.1%)	5.8%
REVENUE GROWTH RATE AT CONSTANT CURRENCY	25.9%	60.8%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Three Months Ended September 30
	2022	2021
	£’000	£’000

PROFIT BEFORE TAX	38,568	24,922
Adjustments:
Share-based compensation expense	9,544	9,158
Amortisation of acquired intangible assets	3,019	2,461
Foreign currency exchange (gains) / losses, net	(7,414)	(1,757)
Fair value movement of contingent consideration	(4,249)	—
Total adjustments	900	9,862
ADJUSTED PROFIT BEFORE TAX	39,468	34,784

PROFIT FOR THE PERIOD	31,728	20,545
Adjustments:
Adjustments to profit before tax	900	9,862
Tax impact of adjustments	(1,330)	(2,107)
ADJUSTED PROFIT FOR THE PERIOD	31,298	28,300

Diluted EPS (£)	0.55	0.36
Adjusted diluted EPS (£)	0.54	0.49

Q1 FY2023

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Three Months Ended September 30
	2022	2021
	£’000	£’000

Net cash from operating activities	25,236	19,909
Adjustments:
Grant received	—	1
Purchases of non-current assets (tangibles and intangibles)	(3,424)	(3,450)
Adjusted Free cash flow	21,812	16,460

Q1 FY2023
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Three Months Ended September 30
	2022	2021
	£’000	£’000

Direct cost of sales	5,957	5,346
Selling, general and administrative expenses	3,587	3,812
Total	9,544	9,158

DEPRECIATION AND AMORTISATION

	Three Months Ended September 30
	2022	2021
	£’000	£’000

Direct cost of sales	4,087	3,916
Selling, general and administrative expenses	3,618	3,057
Total	7,705	6,973

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Three Months Ended September 30
	2022	2021

Closing number of total employees (including directors)	12,065	9,616
Average operational employees	10,956	8,483

Top 10 customers %	33%	36%
Number of clients with > £1m of revenue (rolling 12 months)	140	93

Geographic split of revenue %
North America	35%	36%
Europe	22%	20%
UK	40%	41%
Rest of World (RoW)	3%	3%
Industry vertical split of revenue %
Payments and Financial Services	52%	50%
TMT	23%	25%
Other	25%	25%

Q1 FY2023

FOOTNOTES

(1) The Condensed Consolidated Balance Sheet as of 30 September 2021 has been restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel (refer to note 3C from our Annual Report on form 20-F for the fiscal year ended 30 June 2022 for details).